SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

2012: Net Income of R$ 21.2 billion

Rio de Janeiro, February 4th, 2013 – Petróleo Brasileiro S.A. - Petrobras reports consolidated results for the fourth quarter and fiscal year 2012, according to International Financial Reporting Standards (IFRS).

In 2012, net income totaled R$ 21,182 million, 36% lower than in 2011, reflecting the effects of foreign exchange depreciation, greater share of imported oil products on sales volume and higher operating expenses driven by more write-offs of dry or sub-commercial wells. For the year, operating cash flow generation as measured by the adjusted EBITDA reached R$ 53,439 million, 14% lower than in 2011.

Net income amounted to R$ 7,747 million in the 4th quarter of 2012, up by 39% from the previous quarter particularly driven by financial gains and higher tax benefits. For the quarter, adjusted EBITDA amounted to R$ 11,944 million, 17% lower than 3Q12.

In the operational area, we highlight the achievement of the production target set for the year, totaling 1,980 thousand barrels per day of oil and NGL in Brazil. Petrobras’ total oil and natural gas production reached 2,598 thousand barrels of oil equivalent per day.

Moreover, we achieved an oil processing record at our refineries between August 9th and 12th (2,101 thousand barrels per day). For the year, oil products production was 1,997 thousand barrels per day and Brazilian market sales were 2,285 thousand barrels per day;

Investments in 2012 totaled R$ 84,137 million, most of which went to the Exploration & Production (51%) and Downstream (34%) segments. Investments were aimed at boosting productive capacity and at modernizing and expanding refining facilities.

Furthermore, Petrobras announces the approval of the 2013 Annual Business Plan, totaling R$ 97,754 million. The table below shows the planned investment amounts per segment.

2013 Annual Business Plan

Segments	Investments R$ Million	%
Exploration & Production	51,943	53.1%
Downstream	32,550	33.3%
Gas & Energy	5,535	5.7%
International	3,754	3.8%
Distribution	1,210	1.2%
Biofuels	1,316	1.3%
Corporate	1,445	1.5%
TOTAL	97,754	100%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.